EXHIBIT 99.3

                            DESCRIPTION OF PROPERTY


OVERVIEW

     Each of our hotels is an extended-stay hotel, and is licensed to operate under a franchise with Homewood Suites(Reg. TM) by Hilton. We believe that the majority of the guests at our hotels during the past 12 months have been business travelers. We expect this pattern to continue.

     Each suite consists of a bedroom and a living room, with an adjacent kitchen area. The basic suite is known as a "Homewood Suite," which generally has one double or king-size bed. Larger suites, known as "Master Suites" or "Extended Double Suites" are also available. These suites have larger rooms, with either one king-size bed or two smaller beds. The largest suites contain two separate bedrooms. Wheelchair-accessible suites are available at each hotel.

     The suites have many features and amenities in common. Most suites have ceiling fans and two color televisions (one in the bedroom and one in the living room). Some suites have fireplaces. Typical living room furniture includes a sofa (often a fold-out sleeper sofa), coffee table and work/dining table with chairs. Some living rooms contain a recliner and a videocassette player. The kitchens vary, but generally have a microwave, refrigerator, dishwasher, coffee maker and stove, together with basic cookware and utensils.

     The hotel are marketed, in part, through the web site for Homewood Suites(Reg. TM) by Hilton (http://www.homewood-suites.com), which is generally available 24 hours a day, seven days a week, around the world. Reservations may be made directly through the web site. The reservation system and the web site are linked to, and cross-marketed with, the reservation systems and web sites for other hotel franchises that are owned and operated by Hilton Hotels
Corporation. Such cross-marketing may affect occupancy at our hotels by directing travelers toward, or away from, Homewood Suites(Reg. TM) by Hilton.

     Our hotels were actively conducting business at the time of purchase. We believe that the purchases were conducted without materially disrupting any daily hotel operations. During the past 12 months, the hotels have been covered with property and liability insurance, and we have arranged to continue such coverage. We believe our hotels are adequately covered by insurance.


PHILADELPHIA/GREAT VALLEY

     The   Philadelphia/Great   Valley  hotel  has  a  franchise  with  Homewood
Suites(Reg. TM) by Hilton and is located on a 4.1 acre site at 12 East Swedesford Road, Malvern, Pennsylvania 19355. The hotel is approximately 22 miles from downtown Philadelphia and 25 miles from the Philadelphia International Airport.

     The hotel opened in January 1998. It was constructed with a masonry frame and has a sand stucco exterior finish. The hotel consists of a single four-story building. The hotel contains 123 suites, which have a combined rentable area of 63,600 square feet. The following types of suites are available:

    TYPE OF SUITE                          NUMBER AVAILABLE   SQUARE FEET/PER SUITE
    ------------------------------------- ------------------ ----------------------
      Master Suite ......................         95                  500
      Homewood Suite ....................         21                  500
      Two-Bedroom Suite .................          7                  800


     The hotel offers a 40-seat breakfast/lounge area, a meeting room that accommodates 25 to 30 people, and a business center that offers guests the use of a personal computer, a photocopier and an electric typewriter. Recreational facilities include an outdoor pool, a whirlpool and an exercise room. The hotel also contains a guest convenience store and laundry. The hotel has its own parking lot with 136 spaces. The hotel provides complimentary shuttle service within a 5-mile radius.

     We believe that the hotel has been well maintained and is generally in very good condition. Over the next 12 months, we plan to spend approximately $100,000 on renovations or improvements. We expect that the principal renovations and improvements will include the addition of exterior lighting and the replacement or repair of sofas, interior doors and kitchen flooring. We expect to pay for the costs of these renovations and improvements with proceeds from our ongoing offering of common shares.

     During 2000 (through April 30), the average stay at the hotel has been approximately five nights, and approximately 59% of the guests have stayed for five nights or more. In general, occupancy at the hotel is not significantly affected by seasonal variations. The following table shows average daily occupancy rates, expressed as a percentage, since the opening of the hotel:


                         AVERAGE DAILY OCCUPANCY RATE

                                    2000
        1998          1999       (THROUGH APRIL 30)
    ------------   ----------   -------------------
        66.7%         76.4%            74.4%


     During 2000 (through April 30), the average daily rate per suite has been $122.01, and the average daily net revenue per suite has been $90.79. As explained above, revenues from the hotel, including lease revenue that is paid to us under the master hotel lease agreement, will be used to pay interest due under the promissory note dated as of May 8, 2000. Our goal is to use the proceeds of our offering of common shares to make principal payments. There can be no assurance, however, the proceeds of the offering will be sufficient for this purpose. Assuming that no principal payments are made until the maturity of the promissory note, and that the hotel continues to have the level of net revenue specified above, approximately 24.2% of the hotel's revenue would be needed to cover its portion of the interest payments.

     The hotel's current rate structure is based on length of stay and type of suite, as summarized below:

    LENGTH OF STAY
    (NUMBER OF NIGHTS)               HOMEWOOD     MASTER     TWO BEDROOM
    -----------------------------   ----------   --------   ------------
       1 to 4 ...................      $145        $145         $194
       5 to 11 ..................       129         129          185
      12 to 29 ..................       124         124          179
      30 or more ................        99          99          159


     The hotel offers a weekend discount. This discount varies by type of suite and generally reduces the basic rate by 38%. The weekend discount is not available to guests who stay for five nights or more. The hotel also offers discounts to guests who stay under certain corporate accounts. These discounts are often negotiated with the corporate customer and vary from account to account. We estimate that approximately 43% of the hotel's guests during 2000 (through April 30) received a corporate discount.

     The chief corporate accounts (as designated in the hotel's records) include: SAP, Astra Zeneca, Vanguard, Shared Medical Systems, Centocor, Unisys, Wyeth, Supplyforce.com, Decision One, and SCT (Systems/Computer Training).
During 2000 (through April 30), the 10 largest corporate accounts were responsible for approximately 43% of the hotel's occupancy. There can be no assurance, however, that the hotel will continue to receive significant occupancy, or any occupancy, from the corporate accounts identified above.

     The table below shows the average effective annual rental per square foot since the opening of the hotel:

                                       2000
         1998           1999       (ANNUALIZED)
    -------------   -----------   -------------
     $  52.85        $ 59.58       $ 63.72


     The depreciable real property component of the hotel, based upon our long-term leasehold interest, has a currently estimated Federal tax basis of $14,898,789 and will be depreciated using the straight-line method over a life of 39 years (or less, as permitted by the Internal Revenue Code). The basis of the personal property component of the hotel will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code.

     The following table summarizes the hotel's real estate tax information for 2000:

    TAX                                           ASSESSED       TAX RATE      AMOUNT
    JURISDICTION                                    VALUE      (PER $1000)     OF TAX
    ------------------------------------------ -------------- ------------- -----------
             School District .................  $14,248,760   11.670         $166,283
             County of Chester ...............   14,248,760    3.014           42,946
             East Whiteland Township .........   14,248,760    0.445            6,341
                                                                             --------
                                                                  TOTAL      $215,570
                                                                             ========


     We estimate that the annual property tax on the expected improvements will be approximately $1,600 or less.

     At least seven competing hotels are located within eight miles of the hotel. (The names of the competing franchises, as listed below, may be registered as service marks or trade names.) Of these competing hotels, two are newer than the hotel. The newer competing hotels have franchises with Choice Hotels and Hampton Inn. The other competing hotels have franchises with Marriott (in two cases), Sheraton, Summerfield Suites and Wyndham. We believe that the rates charged by our hotel are generally competitive with the rates charged by these other hotels. We are aware of ongoing or proposed construction for two other extended-stay hotels within approximately six miles of the hotel. We expect these new hotels to be franchised with Residence Inn and Springhill Suites.